15048295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Prebon Financial Services LLC**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and street)

Jersey City	**NJ**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Pezeu **201-557-5185**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christian Pezeu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tullett Prebon Financial Services LLC (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

March 2, 2015

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this day of March 2, 2015

Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2018

TULLETT PREBON FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-43487)
(NFA I.D. No. 0333185)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.
A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.
A statement of financial condition and supplemental report on internal control bound separately has been filed with the National Futures Association simultaneously herewith as a Public Document.

TULLETT PREBON FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Regulation 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Tullett Prebon Financial Services LLC

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Prebon Financial Services LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 2, 2015

TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

Assets

Cash	$	31,252,300
Cash segregated under federal regulations		3,001,500
Deposits with clearing organizations (cash of $6,074,700, and securities with a fair value of $10,491,300)		16,566,000
Receivables from brokers or dealers and clearing organizations (net of allowance of $400,800)		16,056,300
Accounts receivable (net of allowance of $298,000)		10,873,100
Prepaid expenses		988,900
Goodwill		10,361,100
Due from affiliates		855,300
Income tax receivable		58,100
Other assets		839,800
TOTAL ASSETS	$	90,852,400

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	16,816,600
Payables to brokers or dealers and clearing organizations		12,503,400
Accounts payable and accrued liabilities		1,189,800
Payables to customers		339,000
Due to affiliates		782,400
Total liabilities		31,631,200

Member's Interest

Total member's interest		59,221,200
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	90,852,400

See notes to statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned subsidiary of Tullett Prebon (Americas) Holdings Inc. ("TPAHI"). TP No 1 is a 100% owned subsidiary of TPAHI, which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the National Futures Association ("NFA").

The Company is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and energy-related products from its offices in New York and New Jersey. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates made for financial reporting purposes mainly relate to goodwill, realizability of deferred tax assets and related valuation allowance, allowance for receivables, determination of income taxes and determination of contingent liabilities. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in Receivables from brokers or dealers and clearing organizations as trades pending settlements, net. Securities transactions are recorded on a trade-date basis and represent Delivery verses Payment and Receipt verses Payment ("DVP/RVP") trades. Some transactions are self-cleared and others are cleared on a fully disclosed basis with clearing brokers. As such, the Company, in its normal course of operations, does not hold inventory, customer funds or securities.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company

charges commissions for executing transactions between buyers and sellers. Agency commission revenues and related expenses are recognized on a trade date basis.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited. Included in prepaid expenses are incentive contract payments ("ICP") to various employees. The ICPs are amortized over the life of the service contract which can range from 2 to 4 years.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts is established for receivables that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts. Accounts receivables also include fails to deliver and money differences, if any.

Payables to Customers—Payables to customers include abandoned property, customer balances, fails to receive and money differences, if any.

Goodwill—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment.

In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

Income Taxes—The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with a tax sharing arrangement with TPAC. Amounts due to or receivable from TPAC, with respect to current income taxes, are settled monthly.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible

amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Cash Segregated Under Federal Regulations—The Company is required by the SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

The Company's financial instruments measured at fair value consist of U.S. Treasury bills of $10,491,300 and are classified within Level 1 of the fair value hierarchy. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury Bills is based on quoted market prices in active markets. For the year ended December 31, 2014, there were no reclassifications between levels.

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

New Accounting Developments—In May 2014, the Financial Accounting Standards Board issued ASU 2014-09 (Topic 606) to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). Under the amended guidance, an entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when (or as) the customer obtains control of that good or service. The new standard is effective for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018 and retrospective application is required. Nonpublic entities may early adopt the

amendments using the effective date for public entities. The adoption of ASU 2014-09 is not expected to have a material effect on the Company's statement of financial condition.

Restructuring Costs—The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee termination costs are accrued when the restructuring actions are probable and estimable. When accruing these costs, the Company will recognize the amount within a range of costs that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company recognizes the minimum amount within the range.

3. CASH

The Company has concentrations in excess of 10% of its total cash at three U.S. financial institutions of approximately $15,984,900, $8,122,500 and $7,144,900. The Company had no cash equivalents as of December 31, 2014.

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,001,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $400,800)	$ 4,025,500	$ -
Fails to deliver	10,568,700	-
Fails to receive	-	11,710,100
Clearing organizations	729,400	350,400
Trades pending settlement, net	546,300	-
Other	186,400	442,900
	$ 16,056,300	$ 12,503,400

6. ACCOUNTS RECEIVABLE

Accounts receivable are comprised of the following:

	Receivable
Brokerage commissions (net of allowance of $298,000)	$ 9,682,600
Fails to deliver	1,190,500
	$ 10,873,100

7. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

		Payable
Abandoned property	$	328,600
Customer balances		9,200
Money differences		800
Fails to receive		400
	$	339,000

8. INCOME TAXES

Net deferred tax liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount on the statement of financial condition. Those temporary differences include the allowance for bad debts and net operating loss carryforwards.

The net deferred tax assets are recorded to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

The Company had a federal and state deferred tax asset of $4,036,900 as of December 31, 2014. A full valuation allowance has been recorded against the deferred tax asset as it is more likely than not that this asset will not be realized. The amount of the deferred tax asset considered realizable, however, could be increased if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to estimates of future taxable income during the carryforward period.

The total deferred tax asset at December 31, 2014 is composed of the following:

Deferred tax assets:		
Net operating losses	$	4,081,800
Bad debt		282,200
Bonuses		17,600
Total deferred tax assets		4,381,600
Deferred tax liabilities		
Sign-on bonuses		(344,700)
Total deferred tax liabilities		(344,700)
Net deferred tax assets		4,036,900
Valuation allowance		(4,036,900)
	$	-

The Company has Federal net operating loss carryfowards of $9,322,200 which expire in 2030.

The Company follows accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2014, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the return of TPAC, the Company's tax years from 2009 are subject to examination by the taxing authorities for U.S. Federal, New York and New Jersey.

9. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and an introducing broker registered with NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2014, the Company had net capital of $26,623,800 which was $26,373,800 in excess of the minimum SEC and NFA net capital requirement of $250,000. The Company does have customers' funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customers' funds represent fails and money differences. TPFS does not custody customer collateral.

10. EMPLOYEE BENEFIT PLANS

The Company participates in a Retirement and Savings Plan (the "Plan") maintained by TPAHI pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

11. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition. Details relating to certain litigation which the Company deems material are set forth below.

In August 2009, the Company became aware of a coordinated and large scale raid on its businesses by BGC Partners, Inc., which is a competitor in the inter-dealer brokering industry. The raid resulted in the resignation of approximately 77 brokers across multiple product lines from August through December 2009. As part of the scheme to raid the Company's business, two pre-emptive FINRA arbitrations were commenced against the Company by certain individual brokers in an effort to prevent it from interfering with the raid. In response to the raid, the Company and TPAC had commenced a FINRA arbitration of its own in which it seeks compensatory and exemplary damages as well as costs and injunctive relief as remedy for the wrongful conduct of BGC. During 2014, the evidentiary hearings in the FINRA arbitration were completed. As a result there was no impact on the Company's statement of financial condition.

Guarantees—In the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2014, the Company has recorded no liabilities with respect to these obligations.

Commitments—As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2014, the Company's commitment to the CCLF was $104,779,500 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

12. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of transactions in U.S. government securities, U.S. government agency mortgage-backed securities, municipal bonds, equity securities, corporate bonds and energy-related products. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2014 was approximately $2,864,533,500 and $2,865,079,800 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's statement of financial condition.

13. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 9), there are no restrictions on the Company's ability to make distributions to the member.

14. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other as comprised as follows:

	Total Receivable	Total Payable
TPAHI	$ 797,600	$ -
Tullett Prebon Group Limited	-	76,800
Tullett Prebon Americas Corp	-	675,200
Tullett Prebon (Securities) Ltd	49,800	-
Tullett Prebon Information Inc.	7,900	-
Unified Energy Services LLC	-	7,600
tpSEF Inc.	-	22,800
	$ 855,300	$ 782,400

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

As disclosed in Note 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI (see Note 8).

15. GOODWILL

The Company performed its annual impairment test as of December 31, 2014. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2014.

The carrying amount of goodwill is as follows:

Balance as of January 1, 2014	$	10,361,100
Balance as of December 31, 2014	$	10,361,100

16. COST IMPROVEMENT PROGRAM

During 2014, the Company implemented a cost improvement program (exit activity/restructuring) with the objective of reducing its fixed costs. This program resulted in a reduction of work force of brokering and support staff. These exit activities were completed prior to December 31, 2014. The Company recorded a liability of $777,600 to be paid in future years. This liability is included in Accounts payable and accrued liabilities on the statement of financial condition.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of March 2, 2015. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition.

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